exhibit (a)(28)

                                SHAREHOLDERS OF

         PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST [AMEX: PCA]

              WE ARE OFFERING YOU $14.75 PER SHARE OF COMMON STOCK

               WE HAVE EXTENDED OUR OFFERDEADLINE TO MARCH 8, 2007

    PLEASE READ THE FOLLOWING CAREFULLY AS IT IMPACTS YOUR INVESTMENT IN PCA

                         SHAREHOLDERS HAVE TWO CHOICES:

     1    TENDER YOUR SHARES AND  RECEIVE  APPROXIMATELY  99% OF NET ASSET VALUE
          (NAV) IMMEDIATELY AFTER OUR OFFER EXPIRES, OR

     2 KEEP YOUR SHARES AND TAKE THE MARKET RISK FOR THE NEXT 90 DAYS AND THE RISK THAT THE PROPOSED MERGER DOES NOT PASS.

THESE ARE THE KEY REASONS WE BELIEVE YOU SHOULD ACT ON OUR OFFER:

     1 OUR OFFER OF $14.75 IS HIGHER THAN ANY CLOSING MARKET PRICE FOR PCA SHARES SINCE DECEMBER, 2001 AND REFLECTS A PREMIUM OVER THE CLOSING MARKET PRICE ON FEBRUARY 26, 2007.

     2 UNDER OUR OFFER, YOU WILL RECEIVE APPROXIMATELY 99% OF THE NET ASSET VALUE OF YOUR SHARES IN CASH. PCA'S TRUSTEES PROPOSE TO GIVE YOU THIS SAME AMOUNT SOMETIME IN JUNE, IF THE MERGER OF PCA INTO PUTNAM CALIFORNIA TAX EXEMPT INCOME FUND ACTUALLY PASSES.1

     3 WE INTEND TO VOTE AGAINST THE PROPOSED MERGER AND WILL ATTEMPT TO BLOCK THE MERGER OR ANY PROPOSAL TO OPEN-END PCA. THIS MEANS THAT THE TRUSTEES' PROPOSAL TO GIVE YOU 99% OF THE NAV OF YOUR SHARES OF PCA MAY NOT OCCUR.

     4 OUR PROPOSAL TO GIVE YOU 99% OF THE NAV OF YOUR SHARES UPON EXPIRATION OF OUR OFFER WILL NOT REQUIRE YOU TO PAY ANY REDEMPTION FEES OR ANY BROKERAGE COMMISSIONS.

     5 PCA'S MERGER PROPOSAL WILL RESULT IN YOUR ASSETS BEING PLACED IN A FUND WHICH PERFORMED WORSE THAN ITS APPLICABLE BENCHMARK INDEX FOR 6 OUT OF THE PAST 7 CALENDAR YEARS AND UNDERPERFORMED PCA FOR 5 OF THE LAST 7 YEARS! A PROPOSAL TO MERGE OUR SHARES INTO A WORSE-PERFORMING FUND IS NOT IN OUR BEST INTEREST.

     6 IF WE ARE SUCCESSFUL IN ACQUIRING A MAJORITY OF PCA'S COMMON SHARES, WE WILL PROPOSE CHANGES, INCLUDING REPLACING THE CURRENT INVESTMENT ADVISER AND CHANGING PCA'S INVESTMENT OBJECTIVES, THAT WILL RESULT IN PCA BEING FAR DIFFERENT THAN THE INVESTMENT YOU BOUGHT.

     7 IF SHAREHOLDERS APPROVE THESE CHANGES, PCA WILL NO LONGER BE AN INCOME FUND. IT WILL LIQUIDATE ITS ENTIRE PORTFOLIO OF CALIFORNIA MUNICIPAL BONDS AND ANY INCOME WILL NO LONGER BE EXEMPT FROM FEDERAL AND CALIFORNIA INCOME TAX.

          IF YOU DON'T WANT TO BE PART OF THIS NEW DIRECTION, OUR TENDER OFFER GIVES YOU AN OPPORTUNITY TO SELL YOUR SHARES AT 99% OF NAV, WHICH IS WHAT YOU MAY HAVE IN JUNE UNDER THE TRUSTEE'S MERGER PROPOSAL.

                       THE OFFER EXPIRES ON MARCH 8, 2007

         If you have not received your materials or if you need further information, you may contact ourInformation Agent:

                               Morrow & Co., Inc.
                                 (800) 607-0088

The Mildred Horejsi Trust
February 27, 2007


(1) PCA Trustees have proposed that "following a merger of [PCA] into an open-end fund, [PCA] shareholders will be able to redeem their shares of the open-end fund at their net asset value (less applicable redemption fees of 1% of amounts redeemed within 7 days of the merger").